Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Advantage Energy Income Fund and Ketch Resources Trust Announce Closing
    of Plan of Arrangement

    CALGARY, June 23 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") (TSX:AVN.UN) (NYSE:AAV) and Ketch Resources Trust ("Ketch")
(TSX:KER.UN) are pleased to announce the closing of the Plan of Arrangement
(the "Arrangement") and the successful merger of the two trusts.
    The combined entity will continue under the name Advantage Energy Income
Fund and will trade on the TSX under the symbol AVN.UN and on the NYSE under the symbol AAV. The Ketch trust units and 6.5 % convertible debentures will be delisted from the TSX on or about June 28, 2006. Subsequent to the delisting of the Ketch 6.5% convertible debentures, Advantage will assume all covenants and obligations of the 6.5% convertible debentures which will then commence trading on the TSX under the symbol "AVN.DB.E".

    Advisory
    BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-
looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
    (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:38e 23-JUN-06